Form 10-K, Exhibit 13
period 1995-09-30
STEEL TECHNOLOGIES INC
filed 1995-12-20
CIK 771790

EXHIBIT 13

        Management's Discussion and Analysis of Financial
              Condition and Results of Operations


Results of Operations

Fiscal 1995 Compared to Fiscal 1994

For the fiscal year ended September 30, 1995, the Company posted sales of $252,730,000 compared to 1994 sales of $241,160,000, an increase of 5%.
Results for 1995 reflect a slowing of economic activity in the second half of the fiscal year causing tons shipped to only approximate the 1994 levels. Average selling price increases of approximately 5% were realized during 1995. The Company continues to focus significant resources on the automotive industry and to generate a major portion of business from selling to industrial customers manufacturing component parts for use in the automotive industry. Demand in automotive and other steel consuming markets softened in the second half of 1995. As demand softened, customers reduced their inventory levels in anticipation of lower demand and lower steel prices. The outlook for increased demand in 1996 should improve as these inventory adjustments are completed in the near term. However, lower average selling prices are also expected for fiscal 1996. The Company is well positioned to take advantage of any improve-ments in demand as the recently completed capital investments have added new capacity and increased the products and services offered by the Company.

Cost of goods sold increased as a percentage of sales to 87.9% in 1995 from 87.1% in 1994, decreasing the gross profit margin to 12.1% in 1995 compared to 12.9% in 1994. The gross profit margin decrease is a result of production cost increases associated with new production capacity added in 1995 as well as startup costs of the new pickling operation. Additionally, the lower unit sales volume, especially in the second half of 1995, resulted in higher production costs as a percentage of sales. These production cost increases offset the benefits of lower raw material costs associated with steel purchased in the latter part of 1995. The Company expects margins to be positively impacted in 1996 by lower raw material costs and production cost economies of scale resulting from better utilization of both the newly expanded and existing production capacity.

Selling, general and administrative expenses increased to 6.4% of sales in 1995 from 6.0% in 1994. The Company continues to actively manage the level at which selling, general and administrative expenses are added to the cost structure. As a result selling, general and administrative costs in recent years have increased at a rate comparable to the growth in sales. The increase in the current year is directly related to lower unit sales volume associated with a slowing in overall economic activity in the second half of 1995.

The Company's equity in net income of its unconsolidated corporate joint venture in 1995 was comparable to the record level achieved by Mi-Tech Steel, Inc. a year ago. Operating profits in 1995 were at record levels as a result of significantly higher sales achieved by the 50% owned corporate joint venture. However, the joint venture incurred higher interest costs in 1995 as debt levels were increased to finance an expansion of the Greensburg facility.

The Company recorded a charge of $601,000 in fiscal 1995 for the impact of the Mexican peso devaluation on dollar denominated borrowings by the Company's 80% owned steel processing company located in Monterrey, Mexico. Beginning in 1996 these borrowings are considered a part of the Company's long-term investment in the Mexican subsidiary and any future currency fluctuations will be reflected as a component of stockholder's equity.

Interest expense increased to $3,939,000 for 1995 from $1,316,000 in 1994. This increase is the result of significantly higher average borrowings used to finance the capital addition and working capital needs of the Company in 1995. Higher interest rates have also contributed to the increase in interest expense.

The Company's effective income tax rate was 34.3% in 1995 compared to 36.7% in 1994. In 1995 the Company's lower earnings were not subject to the maximum federal corporate income tax rate. In addition a higher percentage of the Company's overall earnings were generated by the Mi-Tech Steel joint venture which are not fully taxable to the Company.


Results of Operations

Fiscal 1994 Compared to Fiscal 1993

For the fiscal year ended September 30, 1994, the Company posted sales of $241,160,000 compared to prior year sales of $198,157,000, an increase of 22%. The Company benefited from an improving economy and increased automotive production schedules in 1994. The Company continued to focus significant resources on the automotive industry and to generate a major portion of business from selling to industrial customers manufacturing component parts for use in the automotive industry. The Company continued to increase market share and demand for flat rolled steel products remained strong throughout the fiscal year. These factors allowed the Company to establish a new tonnage record in 1994 with a 14% increase in the number of tons shipped from the prior year. Additionally, sales benefited from increased selling prices of approximately 6% as the Company was able to pass through a portion of the higher raw material costs to its customers.

Cost of goods sold increased as a percentage of sales to 87.1% in 1994 from 84.9% in 1993. The strong demand in automotive and other steel consuming markets created continued upward pressure on the prices for steel from the primary mills. Although a lag existed between the time the price increases impacted the Company and when they were ultimately passed on, the Company was successful in passing through a majority of these raw material increases. However, these raw material cost increases offset the benefits of the produc-tion costs economies of scale attributable to the increased sales volume. As a result, the gross profit margin decreased to 12.9% in 1994 from 15.1% in 1993.

The Company actively managed the level at which selling, general and adminis-trative costs were added to its cost structure. This cost control resulted in selling, general and administrative costs increasing only 3.6% during 1994, a much slower rate than the growth in sales. As a result, selling, general and administrative expenses decreased to 6.0% of sales for 1994 from 7.1% in 1993.

The Company's equity in unconsolidated corporate joint venture increased significantly in 1994 as a result of the significant sales and operating profit increases at Mi-Tech Steel, Inc. The 50% owned corporate joint venture benefited from plant operating efficiencies and production cost economies of scale attributable to the increased sales volumes.

Interest expense increased to $1,316,000 for 1994 from $904,000 in 1993. These increases are principally the result of higher average outstanding borrowings during the 1994 fiscal year.

Although the tax act of 1993 has increased the maximum corporate tax rate, the Company's effective income tax rate remained approximately 37% in 1994 and 1993. The impact of the higher statutory rate was offset somewhat by increased earnings of the Mi-Tech Steel joint venture, which are not fully taxable to the Company.

Liquidity and Capital Resources

Over the last several years the Company has managed the levels of accounts receivable, inventories and other working capital items in relation to the trends in sales and the overall market. Early in the fiscal year higher inven-tory levels were maintained in anticipation of tightening supply and rising raw material prices. As the availability of raw material has improved in recent months and the purchasing cost of raw materials has declined, the Company was able to generate cash of $36,652,000 during 1995 from maintaining lower inventory levels.

The Company has continued to invest in new equipment and facilities in 1995. Capital expenditures for 1995 totaled $37,914,000. Cash generated from the inventory reductions along with additional proceeds from long-term debt have funded a significant portion of the 1995 capital additions. The Company has invested over $23,000,000 in the new steel processing facility in Gallatin County, Kentucky. This new facility, located adjacent to the new Gallatin Steel mini-mill, has the capability to pickle, level and slit flat rolled steel. Construction on the facility began in October 1994 with operations starting in August 1995.

The Company also completed an expansion of the Portage, Indiana, facility in 1995. This $8,000,000 expansion significantly increases the production capacity of the facility which enables the Company to extend its coverage in the Chicago and Midwest markets. The expansion includes the installation of new slitting lines and an additional 75,000 square feet of production and storage space.

While the effect of the Mexican peso devaluation had an impact on the short term operating performance of the 80% owned subsidiary, the Company believes the Mexican market offers excellent long term growth opportunities. The Monterrey facility is nearing the completion of an expansion which includes the installation of a new slitting line and rolling mill. The expansion increases the products and services offered to the Mexican marketplace.

In April 1995, the Company completed the refinancing of $40 million of its bank line of credit through a private placement of debt. The new ten-year note agreement is unsecured, bears a fixed rate of interest and does not require any principal payments for four years. This refinancing reduced the maximum available borrowing under the unsecured bank line of credit from $80 million to $40 million.

The Company believes that it currently has sufficient liquidity and available capital resources to meet its existing needs. The capital expenditure plans for 1996 are anticipated to be significantly reduced from the levels of the past two years. The Company expects funds generated from operations and the availability of $17.5 million under its unsecured bank line of credit to be sufficient to finance the modest capital addition plans for 1996. The working capital needs associated with the anticipated sales growth in 1996 will be funded with cash flows generated from operations and available borrowing capabilities. An ample supply of raw material is expected to be available in the marketplace allowing the Company to operate with lower days sales in inventory than in previous years. Additionally, the Board of Directors has authorized the Company to repurchase up to 400,000 shares of its common stock from time to time in the open market. The Company has repurchased additional shares subsequent to the year-end bringing the total shares repurchased to over 150,000 shares. These additional shares have also been funded with a combina-tion of cash flows generated from operations and available borrowing capabilities.

At this time the Company has no known commitments or demands which must be met beyond the next twelve months other than the ten year notes and the line of credit. The ten year notes do not require any principal payments until fiscal 1999 and the line of credit is expected to be renewed at the end of the term. However, the Company may seek, from time to time, additional funds to finance the opening of new plants, significant improvements in its production and processing equipment and purchases of equipment to expand its production and processing capabilities. The form of such financing may vary depending upon the prevailing market and related conditions, and may include short or long-term borrowings or the issuance of debt or equity securities.

At September 30, 1995, the Company had $68,645,000 in long-term debt outstanding. Under its various debt agreements, the Company has agreed to maintain specified levels of working capital and net worth, maintain certain ratios and limit the addition of substantial debt. The Company is in compliance with all of its loan covenants, and none of these covenants would restrict the Company from completing currently planned capital expenditures.

Pursuant to a joint venture agreement, Steel Technologies has guaranteed $6,250,000 of the the bank financing required for the working capital purposes of Mi-Tech Steel, Inc.

The Company maintains an investment, principally in preferred stock of Processing Technology, Inc., a corporate joint venture. The Company continues to periodically evaluate the possible conversion of its preferred stock
investment into common stock of Processing Technology, Inc.   The Company's
decision to convert its investment to common stock will be based upon the joint venture attaining certain financial criteria established by Steel Technologies. Upon conversion, the Company would be obligated to guarantee a proportionate share, currently approximating $9,900,000, of the joint venture's loan and lease commitments. Currently, the Company is a guarantor on a $2,000,000 Processing Technology, Inc. bank line of credit. This guarantee will expire December 31, 1995.

The Company believes its manufacturing facilities are in compliance with applicable federal and state environmental regulations. The Company is not presently aware of any fact or circumstance which would require the expenditure of material amounts for environmental compliance in the future.
[CAPTION]

                  STEEL TECHNOLOGIES INC.
                 CONSOLIDATED BALANCE SHEETS
                   (Dollars in thousands)

                   September 30                     1995                1994
-------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                   $      2,698       $       1,008
  Trade accounts receivable, less allowance for
    doubtful accounts; 1995, $855; 1994, $910       31,460              34,496
  Inventories                                       43,705              80,357
  Deferred income taxes                              1,005               1,450
  Prepaid expenses and other assets                  1,414                 536
                                                 ----------          ----------
         Total current assets                       80,282             117,847
                                                 ----------          ----------
Property, plant and equipment, at cost:
  Land and improvements                              4,679               3,947
  Buildings and improvements                        40,899              25,703
  Machinery and equipment                           83,872              55,640
  Construction in progress                           3,761              11,276
                                                 ----------          ----------
                                                   133,211              96,566
  Less accumulated depreciation and
  amortization                                      29,365              23,237
                                                 ----------          ----------
                                                   103,846              73,329
                                                 ----------          ----------
Investments in corporate joint ventures              9,344               7,930
                                                 ----------          ----------
Other assets                                         1,258               1,307
                                                 ----------          ----------
                                              $    194,730       $     200,413
                                                 ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                            $     23,596       $      43,432
  Accrued liabilities                                2,916               3,094
  Long-term debt due within one year                   385                 810
                                                 ----------          ----------
          Total current liabilities                 26,897              47,336
                                                 ----------          ----------
Long-term debt                                      68,645              60,805
                                                 ----------          ----------
Deferred income taxes                                6,191               4,634
                                                 ----------          ----------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value; authorized            -                   -
    shares: 500,000; none outstanding
  Common stock, no par value; authorized shares:
    20,000,000; issued and outstanding shares:
    12,117,365 in 1995 and 12,157,365 in 1994       18,214              18,625
  Additional paid-in capital                         4,909               4,909
  Retained earnings                                 70,554              64,104
  Foreign currency translation adjustment             (680)              -
                                                 ----------          ----------
                                                    92,997              87,638
                                                 ----------          ----------
                                              $    194,730       $     200,413
                                                 ==========          ==========

The accompanying notes are an integral part of the consolidated financial statements.
[CAPTION]

                        STEEL TECHNOLOGIES INC.
                  CONSOLIDATED STATEMENTS OF INCOME
               (Amounts in thousands, except per share)


    For the Years Ended September 30      1995            1994           1993
----------------------------------------------------------------------------------------------
Sales                                 $  252,730     $   241,160     $  198,157

Cost of goods sold                       222,121         210,131        168,295
                                      ----------      ----------       --------
     Gross profit                         30,609          31,029         29,862

Selling, general and administrative
 expenses                                 16,185          14,544         14,044

Equity in net income of unconsolidated
 corporate joint venture                   1,414           1,437            934
                                      ----------      ----------       --------
     Operating income                     15,838          17,922         16,752

Foreign currency exchange loss               601           -               -
Interest expense                           3,939           1,316            903
                                      ----------      ----------       --------
     Income before income taxes           11,298          16,606         15,849

Provision for income taxes                 3,875           6,094          5,903
                                      ----------      ----------       --------
     Net income                       $    7,423     $    10,512     $    9,946
                                      ==========      ==========       ========
Weighted average number of common
 shares outstanding                       12,147          12,150         12,055
                                      ==========      ==========       ========

Earnings per common share             $     0.61     $      0.87     $     0.83
                                      ==========      ==========       ========


The accompanying notes are an integral part of the consolidated financial statements.


[CAPTION]
                      STEEL TECHNOLOGIES INC.
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (Amounts in thousands, except per share)

        For the Years Ended September 30, 1995, 1994 and 1993

                                                                                                            Foreign
                                                                                  Additional                Currency
                                                        Common Stock              Paid-In      Retained     Translation
                                                   Shares         Amount          Capital      Earnings     Adjustment   Total
------------------------------------------------------------------------------------------------------------------------------
Balances, October 1, 1992                           12,046     $    17,745     $    4,909    $   45,139              $ 67,793

Net income                                                                                        9,946                 9,946

Net issuance of common stock under incentive
  stock option plan                                     91             868                                                868

Cash dividends on common stock ($.053 per share)                                                   (643)                 (643)
                                                 ----------      ----------       --------      -------      -------   ------
Balances, September 30, 1993                        12,137          18,613          4,909        54,442                77,964

Net income                                                                                       10,512                10,512

Net issuance of common stock under incentive
  stock option plan                                     20              12                                                 12

Cash dividends on common stock ($.070 per share)                                                   (850)                 (850)
                                                 ----------      ----------       --------       -------      -------   ------
Balances, September 30, 1994                        12,157          18,625          4,909        64,104                87,638
Net income                                                                                        7,423                 7,423

Net issuance of common stock under incentive
  stock option plan                                      1               7                                                  7

Cash dividends on common stock ($.080 per share)                                                   (973)                 (973)

Purchase and retirement of common stock                (41)           (418)                                              (418)
Foreign currency translation adjustment                                                                     $ (680)      (680)
                                                 ----------      ----------       --------       -------    -------   --------
Balances, September 30, 1995                        12,117    $     18,214    $     4,909      $ 70,554     $ (680)   $92,997
                                                 ==========      ==========       ========       =======      ======   =======




The accompanying notes are an integral part of the consolidated financial statements.
[CAPTION]
                         STEEL TECHNOLOGIES INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (Dollars in thousands)

                For the Years Ended September 30               1995              1994           1993
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $          7,423     $     10,512     $  9,946
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                              7,108            4,994        4,397
    Provision for losses on trade accounts receivable             20              133          230
    Deferred income taxes                                      2,002              788           98
    Equity in net income of unconsolidated corporate
      joint venture                                           (1,414)          (1,437)        (934)
    Gain on sale of assets                                      (293)            (415)        (337)
    Increase (decrease) in cash resulting from changes in:
      Trade accounts receivable                                3,016           (6,790)      (6,302)
      Inventories                                             36,652          (27,846)     (22,993)
      Prepaid expenses and other assets                       (1,284)              86         (513)
      Accounts payable                                       (19,836)          16,245       10,252
      Accrued liabilities                                       (178)          (1,276)       1,163
                                                           ----------          -------      -------
Net cash provided by (used in) operating activities           33,216           (5,006)      (4,993)
                                                           ----------          -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                 (37,914)         (24,480)      (11,469)
  Other assets                                                 -                 (817)          -
  Proceeds from sale of property, plant and equipment            582              790         1,556
                                                           ----------          -------       -------
Net cash used in investing activities                        (37,332)          (24,507)       (9,913)
                                                           ----------          -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                71,005           32,204        16,767
  Principal payments on long-term debt                       (63,590)            (985)       (2,546)
  Cash dividends on common stock                                (973)            (850)         (643)
  Repurchase of common stock                                    (418)             -              -
  Net issuance of common stock under incentive
   stock option plan                                               7               12           871
                                                           ----------          -------      --------
Net cash provided by financing activities                      6,031           30,381        14,449
                                                           ----------          -------       -------
Effect of exchange rate changes on cash                         (225)             -              -
                                                           ----------          -------       -------
Net increase (decrease) in cash and cash equivalents           1,690              868          (457)

Cash and cash equivalents, beginning of year                   1,008              140           597
                                                           ----------          -------       -------
Cash and cash equivalents, end of year              $          2,698     $      1,008     $     140
                                                           ==========          =======       =======

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash payments for interest                          $          5,038     $      1,891     $   1,005
                                                           ==========          =======       =======
Cash payments for income taxes                      $          2,471     $      5,895     $   5,790
                                                           ==========          =======       =======


The accompanying notes are an integral part of the consolidated financial statements.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

Description of the Business: The Company is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers' manufacturing processes.
A majority of the Company's sales are to industrial customers manufacturing component parts for use in the automotive industry.

Principles of Consolidation: The consolidated financial statements include the accounts of Steel Technologies Inc. and its majority-owned subsidiaries (the Company). The Company's investments in corporate joint ventures are accounted for by the cost or equity method based on the percentage of common ownership and control. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents includes highly liquid investments with an original maturity of three months or less.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation and Amortization: Depreciation is computed by the straight-line method with the following estimated useful lives:

            Buildings and improvements            20-45 years
            Machinery and equipment                3-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $1,293,000, $746,000 and $73,000 were capitalized in 1995, 1994 and 1993, respectively.

Earnings Per Common Share: Earnings per common share are based on the weighted average number of common shares outstanding during each period. Common stock options are not included in earnings per share computations since their effect is not significant.

Foreign Currency Translation: The assets and liabilities of the Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are accumulated in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in net income when incurred.

2.  Inventories:

Inventories at September 30 consist of               1995              1994
 (in thousands):
                                              ------------------------------
Raw materials                                 $     34,703   $        71,630
Finished goods and work in process                   9,002             8,727
                                                 ----------        ----------
                                              $     43,705   $        80,357
                                                 ==========        ==========

3.  Investments in Unconsolidated Corporate Joint Ventures:

Mi-Tech Steel, Inc. owns and operates high-volume steel slitting facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed financial information of Mi-Tech Steel, Inc., a fifty percent owned corporate joint venture accounted for by the equity method follows (in thousands):

Balance Sheet:            September 30              1995              1994
     Assets:              ----------------------------------------------------
        Current assets                        $     28,803   $        33,193
        Other assets                                19,868            20,164

     Liabilities:
        Current liabilities                   $     10,071   $        18,866
        Non current liabilities                     22,019            20,738

Income Statement: Fiscal Years Ended September 30   1995              1994            1993
                  -------------------------------------------------------------------------
     Net sales                                $    88,204   $        68,319   $     56,253

     Net income                               $     2,828   $         2,874   $      1,868

The Company has various transactions with Mi-Tech Steel, Inc. Included in operating income of the Company are management and other fees, interest earned on advances and equity from the joint venture earnings totaling $2,273,000, $2,118,000 and $1,554,000 in 1995, 1994 and 1993, respectively. The Company is a guarantor on $6,250,000 of Mi-Tech bank borrowings. The Company's equity in undistributed net income of Mi-Tech Steel, Inc. was $4,291,000 at September 30, 1995.

The Company maintains an investment of approximately $1,000,000, principally in preferred stock, of Processing Technology, Inc., a corporate joint venture accounted for by the cost method. The Company continues to periodically evaluate the possible conversion of its preferred stock investment into common stock of Processing Technology, Inc. The Company's decision to convert its investment to common stock will be based upon the joint venture attaining certain financial criteria established by Steel Technologies. Upon conversion, the Company would be obligated to guarantee a proportionate share, currently approximating $9,900,000, of the joint venture's loan and lease commitments. Currently, the Company is a guarantor on a $2,000,000 Processing Technology, Inc. bank line of credit. This guarantee will expire December 31, 1995.

4.  Long-Term Debt:

Long-term debt at September 30 consists of the
  following (in thousands):                         1995                1994
------------------------------------------------------------------------------
Notes payable, unsecured, interest due
 semiannually at 8.52%                        $     40,000
Notes payable to bank, unsecured under current
 line of credit; interest rate at September
 30, 1995 was 6.95%                                 22,500       $      53,995
Variable rate industrial revenue development
 bonds payable in annual installments through
 November 1, 2014; interest rate at September
 30, 1995, was 4.65%                                 4,600               4,700
Mortgage notes payable in installments through
 2003; interest rates averaging 8.15%                1,900               2,169
All other debt                                          30                 751
                                                 ----------          ----------
                                                    69,030              61,615
Less amounts due within one year                       385                 810
                                                 ----------          ----------
                                              $     68,645   $          60,805
                                                 ==========          ==========

In April 1995, the Company entered into a $40,000,000 private note placement. Proceeds from the notes were applied to the bank line of credit reducing the maximum availability under the line of credit to $40,000,000. Annual principal payments of $5,720,000 begin March 1, 1999 and continue through March 1, 2005.

In October 1995, the Company renewed its $40,000,000 unsecured bank line of credit and extended the term through October 14, 1996. Various options are available on the interest rate, none of which are greater than the bank's prime rate.

The aggregate amounts of all long-term debt to be repaid for the five years following September 30, 1995, are: 1996, $385,000; 1997, $22,885,000;
1998, $370,000; 1999, $6,091,000; and 2000, $6,091,000.  Provisions
contained in the Company's various debt agreements require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt.

5.  Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation as the plan requires the Company to match a certain portion of the employees' contribution. Total retirement plan expense was $482,000 in 1995, $516,000 in 1994 and $353,000 in 1993. The Company follows the policy of funding retirement plan contributions as accrued.

6.  Income Taxes:

Provision for income taxes consists of the following (in thousands):
                                        1995          1994            1993
                                      ----------    ----------       --------
Current:
  Federal                         $      1,586   $      4,361   $      4,699
  State and local                          287            945          1,106
                                     ----------     ----------       --------
                                         1,873          5,306          5,805
                                     ----------     ----------       --------
Deferred:
  Federal                                1,688            707             97
  State and local                          314             81              1
                                     ----------     ----------       --------
                                         2,002            788             98
                                     ----------     ----------       --------
                                  $      3,875   $      6,094   $      5,903
                                     ==========     ==========       ========

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                        1995                               1994
                                               Assets     Liabilities        Assets     Liabilities
                                         ---------------------------------  -------------------------------
Income tax effects at September 30:
  Accelerated depreciation               $             $      5,861                  $     4,178
  Inventory capitalization                        676                 $        827
  Provision for doubtful accounts                 328                          351
  Non deductible liabilities                        1                          272
  Other, net                                                    330                          456
                                            ---------     ---------       --------       -------
                                         $      1,005  $      6,191   $      1,450   $     4,634
                                            =========     =========       ========       =======

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory income tax rate before income taxes follows:

                                                1995         1994       1993
                                             ----------   ----------   -------
Provision at federal statutory rate              34.0 %      35.0 %     34.8 %
Increases (decreases) resulting from:
    State and local income taxes, net
    of federal income tax benefit                 3.5         4.1        4.6
  Equity in net income of unconsolidated
    corporate joint venture                      (3.4)       (2.4)      (1.6)
  Other                                           0.2          -        (0.5)
                                             ----------   ---------   --------
                                                 34.3 %      36.7 %     37.3 %
                                             ==========   =========   ========

7.  Stock Option Plans:

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee. Generally, options are exerciseable at the rate of 20% a year beginning one year from date of grant and expire ten years from the date of grant.

The following table summarizes the option plans:

                              Price Range               Number of Options
                               Per Share             1995    1994      1993
-------------------------------------------------------------------------------
  Exercised                  $  6.67-$11.09          1,000   20,610    91,450
  Granted                    $ 11.00-$11.73         61,500      -     234,750

At September 30,
  Outstanding                $  6.67-$11.73        535,325  498,825   550,625
  Exerciseable               $  6.67-$11.73        324,050  255,188   206,075


                   REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
Steel Technologies Inc.

We have audited the accompanying consolidated balance sheets of Steel Technologies Inc. and subsidiaries as of September 30, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Steel Technologies Inc. and subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.
    ------------------------
    Coopers & Lybrand L.L.P.


Louisville, Kentucky
November 3, 1995


[CAPTION]

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

               Years Ended September 30             1995                1994            1993          1992           1991
Income Statement Data                            ----------          ----------       --------       -------        -------
Sales                                         $    252,730     $       241,160     $  198,157     $ 154,417     $   129,674
Cost of goods sold                                 222,121             210,131        168,295       131,711         111,304
Gross profit                                        30,609              31,029         29,862        22,706          18,370
Selling, general and administrative expenses        16,185              14,544         14,044        12,630          11,539
Equity in net income (loss) of unconsolidated
   corporate joint venture                           1,414               1,437            934           306            (81)
Operating income                                    15,838              17,922         16,752        10,382           6,750
Income before income taxes                          11,298              16,606         15,849         9,512           5,666
Net income                                           7,423              10,512          9,946         6,012           3,501
Earnings per common share                     $       0.61     $          0.87     $     0.83     $    0.50     $      0.29
Cash dividends per common share               $      0.080     $         0.070     $    0.053     $   0.040     $     0.027
Weighted average number of common
   shares outstanding                               12,147              12,150         12,055        12,045          12,049


                September 30                        1995                1994            1993          1992           1991
Balance Sheet Data                               ----------          ----------       --------       -------        -------
Working capital                               $     53,385     $        70,511     $   50,134     $   32,275     $   22,512
Total assets                                       194,730             200,413        143,821        107,418         95,123
Long-term debt                                      68,645              60,805         30,006         15,626          8,686
Shareholders' equity                                92,997              87,638         77,964         67,793         62,263



SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Amounts in thousands, except per share data)

Fiscal Year 1995                                   First               Second          Third         Fourth
Sales                                               64,245     $        71,496     $   60,153     $  56,836
Gross profit                                         7,822               9,686          7,464         5,637
Net income                                           2,024               2,663          2,062           674
Earnings per common share                             0.17     $          0.22     $     0.17     $    0.06


Fiscal Year 1994                                   First               Second          Third         Fourth
Sales                                               54,072     $        62,740     $   63,673     $  60,675
Gross profit                                         7,113               8,384          8,622         6,910
Net income                                           2,376               2,915          3,169         2,052
Earnings per common share                             0.20     $          0.24     $     0.26     $    0.17





MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock trades on The Nasdaq Stock Market under the symbol STTX. At October 31, 1995, there were 682 shareholders of record. The Company's current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high and low prices for the common stock for each quarter of fiscal 1995 and 1994. Nasdaq National Market System quotations are based on actual transactions.

                                               Stock Price
Fiscal Year 1995                         High             Low        Dividends
First Quarter                       $    18.250     $     10.188     $    0.04
Second Quarter                      $    13.750     $     10.500
Third Quarter                       $    13.250     $      9.500     $    0.04
Fourth Quarter                      $    12.250     $      9.500


                                               Stock Price
Fiscal Year 1994                          High            Low        Dividends
First Quarter                       $    21.250     $    15.750      $    0.03
Second Quarter                      $    21.750     $    18.750
Third Quarter                       $    19.750     $    15.500      $    0.04
Fourth Quarter                      $    20.000     $    16.250
