Form 10-K, Exhibit 13
period 1996-09-30
STEEL TECHNOLOGIES INC
filed 1996-12-20
CIK 771790

EXHIBIT 13

        Management's Discussion and Analysis of Financial
              Condition and Results of Operations


When used in the following discussion, the word "expects" and other similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific risks and uncertainties include, but are not limited to, general business and econmic conditions; cyclicality of demand in the steel industry, specifically in the automotive market; work stoppages or other business interruptions affecting automotive manufacturers; competitive factors such as the pricing and availability of steel; reliance on key customers; and potential equipment malfunctions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

Results of Operations

Fiscal 1996 Compared to Fiscal 1995

The Company posted record sales of $294,161,000 in fiscal 1996, an increase of 16% from 1995 sales of $252,730,000. The Company continues to focus significant resources on the automotive industry and to generate an major portion of business from selling to industrial customers manufacturing component parts for use in the automotive industry. Demand in the automotive markets improved throughout the fiscal year, yet automotive production remained slightly below the levels of the prior fiscal year. The Company continues to increase its market share and be successful in developing a substantial amount of new business with both existing customers and new accounts. As a result, tons shipped in 1996 increased by 24% while average selling prices declined by 8% a year ago. The sales outlook for 1997 continues to improve as automotive production is expected to increase from the 1996 levels. The capital investments completed in fiscal 1995 have added new capacity and increased the products and services offered by the Company. The additional product offerings are allowing the Company to pursue significant new business opportunities and to further enhance its market share.

Cost of goods sold decreased as a percentage of sales to 86.3% in 1996 compared to 87.9% a year ago. As a result, the gross profit margin increased to 13.7% in 1996 compared to 12.1% in 1995. The gross profit margin in 1996 benefited from reductions in the purchase price of raw materials as a reult of a decline in the prevailing market price for flat rolled steel. The Company has generated additional raw material cost reductions from the savings associated with pickling steel for internal use. In addition, the gross margin was positively impacted by toll processing revenues from the Company's pickling facility which partially offset production cost increases associated with the new production capacity added in 1995. Raw material costs are expected to increase in the near term as the Company's steel suppliers raised prices in July 1996 and have announced further price increases for fiscal 1997. Over the longer term the Company expects this trend to reverse itself as new steelmaking capacity and increased steel imports enter the market. Additionally, a number of steel mills have experienced temporary production problems which have negatively affected the raw material supply. Should these raw material price increases persist, margins could be negatively impacted until corresponding selling price increases are passed along to customers.

The Company continues to actively manage the level at which selling, general and administrative expenses are added to the cost structure. As a result, selling, general and adminstrative expenses remained at 6.4% of sales in 1996 and 1995. Selling, general and adminstrative expenses in 1996 increased
16%, a rate comparable to the growth in sales but substantially lower than the 24% gain in tons shipped. A significant portion of the cost increase in 1996 is related to expenses associated with the new production capacity added in 1995.

The Company's equity in the net income of its unconsolidated corporate joint venture increased to $1,672,000 in 1996 from $1,414,000 in 1995. The equity income increase is principally the result of higher sales levels achieved by the 50% owned corporate joint venture, Mi-Tech Steel, Inc.

The Company recorded a charge of $601,000 in the prior year to account for the impact of the Mexican peso devaluation on dollar denominated borrowings provided to the Company's 80% owned Mexican subsidiary. These borrowings were capitalized as an additional equity contribution to the Mexican subsidiary in fiscal 1996 and are considered a part of the Company's long-term investment in the subsidiary. The impact of currency fluctuations relating to the equity contribution will generally be reflected as a component of shareholders' equity.

Interest expense increased to $5,008,000 in 1996 from $3,939,000 in 1995. The increase is the result of higher average borrowings used to finance the capital additiona and working capital needs of the Company in 1996. Higher interest rates also contributed to the increase in the interest expense as well as lower levels of capitalized interest in 1996.

The Company's effective income tax rate was 35.7% in 1996 compared to 34.3% in 1995. The Company's earnings in 1996 were subject to higher statutory federal and state income tax rates than in the prior year. In addition a smaller percentage of the Company's overall earnings were generated by the Mi-Tech Steel joint venture which are not fully taxable to the Company.


Fiscal 1995 Compared to Fiscal 1994

For the fiscal year ended September 30, 1995, the Company posted sales of $252,730,000 compared to 1994 sales of $241,160,000, an increase of 5%.
Results for 1995 reflected a slowing of economic activity in the second half of the fiscal year causing tons shipped to only approximate the 1994 levels. Demand in automotive and other steel consuming markets softened in the second half of 1995. As demand softened, customers reduced their inventory levels in anticipation of lower demand and lower steel prices. Average selling price increases of approximately 5% were realized during 1995.

Cost of goods sold increased as a percentage of sales to 87.9% in 1995 from 87.1% in 1994, decreasing the gross profit margin to 12.1% in 1995 compared to 12.9% in 1994. The gross profit margin decreased as a result of production cost increases associated with new production capacity added in 1995 as well as startup costs of the new pickling operation. Additionally, the lower unit sales volume, especially in the second half of 1995, resulted in higher production costs as a percentage of sales. These production cost increases offset the benefits of lower raw material costs associated with steel purchased in the latter part of 1995.

Selling, general and administrative expenses increased to 6.4% of sales in 1995 from 6.0% in 1994. Generally selling, general and administrative expenses increased at a rate comparable to the growth in sales. The increase in 1995 is directly related to lower unit sales volume associated with a slowing in overall economic activity in the second half of 1995.

The Company's equity in net income of its unconsolidated corporate joint venture in 1995 was comparable to the level achieved by Mi-Tech Steel, Inc. a year ago. Operating profits in 1995 increased as a result of significantly higher sales achieved by the 50% owned corporate joint venture. However, the joint venture incurred higher interest costs in 1995 as debt levels were increased to finance an expansion of the Greensburg facility.

The Company recorded a charge of $601,000 in fiscal 1995 for the impact of the Mexican peso devaluation on dollar denominated borrowings by the Company's Mexican subsidiary. In 1996 these borrowings were converted to an equity contribution in the Mexican subsidiary.

Interest expense increased to $3,939,000 for 1995 from $1,316,000 in 1994.
This increase was the result of significantly higher average borrowings used to finance the capital addition and working capital needs of the Company in 1995. Higher interest rates also contributed to the increase in interest expense.

The Company's effective income tax rate was 34.3% in 1995 compared to 36.7% in 1994. In 1995 the Company's lower earnings were not subject to the maximum federal corporate income tax rate. In addition a higher percentage of the Company's overall earnings were generated by the Mi-Tech Steel joint venture which are not fully taxable to the Company.


Liquidity and Capital Resources

At September 30, 1996, the Company had $65,265,000 of working capital, maintained a current ratio of 2.6:1 and had total long-term debt at 40% of total capitalization. The Company continues to manage the levels of accounts receivable, inventories and other working capital items in relation to the trends in sales and the overall market. As a result, the Company was able to generate cash flows from operating activities that approximated 1996 net income. The Company expects the sales trend to remain strong during the 1997 fiscal year based on the current backlog and order activity. The working capital needs associated with the higher sales levels are anticipated to be funded with a combination of cash flows from operations and available borrowing capabilities.

The Company's capital expenditures for 1996 totaled $6,473,000 which were significantly reduced from the levels of the prior year. The Company has expanded its production and processing capacity and added new processing capabilities over the last few years and expects capital additions and investments in corporate joint ventures to approximate $15,000,000 for 1997. Other significant cash flows used in financing activities during 1996 included the repurchase of 164,000 shares of common stock in the open market. The capital expenditures and the share repurchases were primarily funded with cash flows from operations.

Pursuant to a joint venture agreement, Steel Technologies has guaranteed $6,250,000 of the bank financing required for the working capital purposes of Mi-Tech Steel, Inc. Mi-Tech Steel is anticipating significant capital additions in 1997 to construct a pickling, slitting and cut-to-length facility in Decatur, Alabama. In order to finance this project, Steel Technologies expects to provide an additional equity contribution of $5,000,000 to the joint venture. Additional debt guarantees may be required in the future.

The Company believes that it has sufficient liquidity and available capital resources to meet its existing needs. In October 1996, the Company increased the limit on its unsecured bank line of credit to $55,000,000 from $40,000,000, as well as extended the term on a $30,000,000 portion of the line until 1999. This additional availability along with funds generated from operations are expected to be sufficient to finance the capital expenditure plans as well as the working capital requirements of the next twelve months. At this time the Company has no known material obligations, commitments or demands which must be met beyond the next twelve months other than the ten year notes and the line of credit. The ten year notes do not require any principal payments until fiscal 1999 and the line of credit is expected to be renewed at the end of the term. However, the Company may seek, from time to time, additional funds to finance the opening of new plants or significant improvements in its production and processing capabilities. The form of such financing may vary depending upone the prevailing market and related conditions, and may include short or long-term borrowings or the issuance of debt or equity securities.

At September 30, 1996, the Company had $67,260,000 in long-term debt outstanding. Under its various debt agreements, the Company has agreed to maintain specified levels of working capital and net worth, maintain certain ratios and limit the addition of substantial debt. The Company is in compliance with all of its loan covenants, and none of these covenants would restrict the Company from completing currently planned capital expenditures.

The Company maintains an investment, principally in the preferred stock of Processing Technology, Inc., a corporate joint venture. The Company periodically evaluates the possible conversion of its preferred stock investment into common stock of Processing Technology, Inc. The Company's decision to convert its investment to common stock will be based upon the joint venture attaining certain financial criteria established by Steel Technologies.
Upon conversion, the Company would be obligated to guarantee a proportionate share, currently approximating $9,500,000 of the joint venture's loan and lease commitments. The conversion is not expected to occur in the near term.

The Company believes its manufacturing facilties are in compliance with applicable federal and state environmental regulations. The Company is not presently aware of any fact or circumstance which would require the expenditure of material amounts for environmental compliance in the future.



                  STEEL TECHNOLOGIES INC.
                 CONSOLIDATED BALANCE SHEETS
                   (Dollars in thousands)

                   September 30                     1996                1995
-------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                   $      4,218       $       2,698
  Trade accounts receivable, less allowance for
    doubtful accounts; 1996, $875; 1995, $855       39,732              31,460
  Inventories                                       59,374              43,705
  Deferred income taxes                              1,631               1,005
  Prepaid expenses and other assets                    369               1,414
                                                 ----------          ----------
         Total current assets                      105,324              80,282
                                                 ----------          ----------
Property, plant and equipment, at cost:
  Land and improvements                              5,233               4,679
  Buildings and improvements                        41,284              40,899
  Machinery and equipment                           89,472              83,872
  Construction in progress                           1,984               3,761
                                                 ----------          ----------
                                                   137,973             133,211
  Less accumulated depreciation and
  amortization                                      37,956              29,365
                                                 ----------          ----------
                                                   100,017             103,846
                                                 ----------          ----------
Investments in corporate joint ventures             11,016               9,344
                                                 ----------          ----------
Other assets                                           784               1,258
                                                 ----------          ----------
                                              $    217,141       $     194,730
                                                 ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                            $     34,528       $      23,596
  Accrued liabilities                                5,146               2,916
  Long-term debt due within one year                   385                 385
                                                 ----------          ----------
          Total current liabilities                 40,059              26,897
                                                 ----------          ----------
Long-term debt                                      67,260              68,645
                                                 ----------          ----------
Deferred income taxes                                8,461               6,191
                                                 ----------          ----------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value; authorized            -                   -
    shares: 500,000; none outstanding
  Common stock, no par value; authorized shares:
    20,000,000; issued and outstanding shares:
    11,962,238 in 1996 and 12,117,365 in 1995       16,662              18,214
  Additional paid-in capital                         4,909               4,909
  Retained earnings                                 81,161              70,554
  Foreign currency translation adjustment           (1,371)               (680)
                                                 ----------          ----------
                                                   101,361              92,997
                                                 ----------          ----------
                                              $    217,141       $     194,730
                                                 ==========          ==========

The accompanying notes are an integral part of the consolidated financial statements.
[CAPTION]

                        STEEL TECHNOLOGIES INC.
                  CONSOLIDATED STATEMENTS OF INCOME
               (Amounts in thousands, except per share)


    For the Years Ended September 30      1996            1995           1994
----------------------------------------------------------------------------------------------
Sales                                 $  294,161     $   252,730     $  241,160

Cost of goods sold                       253,845         222,121        210,131
                                      ----------      ----------       --------
     Gross profit                         40,316          30,609         31,029

Selling, general and administrative
 expenses                                 18,811          16,185         14,544

Equity in net income of unconsolidated
 corporate joint venture                   1,672           1,414          1,437
                                      ----------      ----------       --------
     Operating income                     23,177          15,838         17,922

Interest expense                           5,008           3,939          1,316
Foreign currency exchange loss               -               601           -
                                      ----------      ----------       --------
     Income before income taxes           18,169          11,298         16,606

Provision for income taxes                 6,483           3,875          6,094
                                      ----------      ----------       --------
     Net income                       $   11,686     $     7,423     $   10,512
                                      ==========      ==========       ========
Weighted average number of common
 shares outstanding                       11,980          12,147         12,150
                                      ==========      ==========       ========

Earnings per common share             $     0.98     $      0.61     $     0.87
                                      ==========      ==========       ========


The accompanying notes are an integral part of the consolidated financial statements.


[CAPTION]
                      STEEL TECHNOLOGIES INC.
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (Amounts in thousands, except per share)

        For the Years Ended September 30, 1996, 1995 and 1994

                                                                                                            Foreign
                                                                                  Additional                Currency
                                                        Common Stock              Paid-In      Retained     Translation
                                                   Shares         Amount          Capital      Earnings     Adjustment   Total
------------------------------------------------------------------------------------------------------------------------------
Balances, October 1, 1993                           12,137     $    18,613     $    4,909    $   54,442              $ 77,964

Net income                                                                                       10,512                10,512

Net issuance of common stock under incentive
  stock option plan                                     20              12                                                 12

Cash dividends on common stock ($.07 per share)                                                    (850)                 (850)
                                                 ----------      ----------       --------      -------      -------   ------
Balances, September 30, 1994                        12,157          18,625          4,909        64,104                87,638

Net income                                                                                        7,423                 7,423

Net issuance of common stock under incentive
  stock option plan                                      1               7                                                  7

Cash dividends on common stock ($.08 per share)                                                    (973)                 (973)
Purchase and retirement of common stock                (41)           (418)                                              (418)
Foreign currency translation adjustment                                                                     $ (680)      (680)

                                                 ----------      ----------       --------       -------      -------   ------
Balances, September 30, 1995                        12,117          18,214          4,909        70,554       (680)    92,997
Net income                                                                                       11,686                11,686

Net issuance of common stock under incentive
  stock option plan                                      9              18                                                 18

Cash dividends on common stock ($.09 per share)                                                 (1,079)               (1,079)
Purchase and retirement of common stock               (164)         (1,570)                                            (1,570)
Foreign currency translation adjustment                                                                     $ (691)      (691)

                                                 ----------      ----------       --------       -------    -------   --------
Balances, September 30, 1996                        11,962    $     16,662    $     4,909      $ 81,161    $(1,371)  $101,361
                                                 ==========      ==========       ========       =======     ======   =======




The accompanying notes are an integral part of the consolidated financial statements.
[CAPTION]
                         STEEL TECHNOLOGIES INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (Dollars in thousands)

                For the Years Ended September 30               1996              1995           1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $         11,686     $      7,423     $ 10,512
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
    Depreciation and amortization                              9,484            7,108        4,994
    Deferred income taxes                                      1,644            2,002          788
    Equity in net income of unconsolidated corporate
      joint venture                                           (1,672)          (1,414)      (1,437)
    Gain on sale of assets                                      (475)            (293)        (415)
    Increase (decrease) in cash resulting from changes in:
      Trade accounts receivable                               (8,499)           3,016       (6,657)
      Inventories                                            (15,770)          36,652      (27,846)
      Prepaid expenses and other assets                        1,471           (1,284)          86
      Accounts payable                                        11,018          (19,836)      16,245
      Accrued liabilities                                      2,440             (178)      (1,276)
                                                           ----------          -------      -------
Net cash provided by (used in) operating activities           11,327           33,216       (5,006)
                                                           ----------          -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                  (6,473)         (37,914)      (24,480)
  Proceeds from sale of property, plant and equipment            737              582           790
  Other assets                                                 -                  -            (817)
                                                           ----------          -------       -------
Net cash used in investing activities                         (5,736)          (37,332)     (24,507)
                                                           ----------          -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                 6,014           71,005        32,204
  Principal payments on long-term debt                        (7,399)         (63,590)         (985)
  Repurchase of common stock                                  (1,570)            (418)           -
  Cash dividends on common stock                              (1,079)            (973)         (850)
  Net issuance of common stock under incentive
   stock option plan                                              18                7            12
                                                           ----------          -------      --------
Net cash (used in) provided by financing activities           (4,016)           6,031        30,381
                                                           ----------          -------       -------
Effect of exchange rate changes on cash                          (55)            (225)           -
                                                           ----------          -------       -------
Net increase in cash and cash equivalents                      1,520            1,690           868

Cash and cash equivalents, beginning of year                   2,698            1,008           140
                                                           ----------          -------       -------
Cash and cash equivalents, end of year              $          4,218     $      2,698     $   1,008
                                                           ==========          =======       =======

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash payments for interest                          $          5,143     $      5,038     $   1,891
                                                           ==========          =======       =======
Cash payments for income taxes                      $          3,245     $      2,471     $   5,895
                                                           ==========          =======       =======


The accompanying notes are an integral part of the consolidated financial statements.


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

Description of the Business: Steel Technologies Inc. is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers' manufacturing processes. A majority of its sales are to industrial customers in North America, manufacturing component parts for use in the automotive industry.

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

Depreciation and Amortization: Depreciation is computed by the straight-line method with the following estimated useful lives:

            Buildings and improvements            20-45 years
            Machinery and equipment                3-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $122,000, $1,293,000 and $746,000 were capitalized in 1996, 1995 and 1994, respectively.

Earnings Per Common Share: Earnings per common share are based on the weighted average number of common shares outstanding during each period. Common stock options are not included in earnings per share computations since their effect is not significant.

Foreign Currency Translation: The assets and liabilities of the Company's Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are accumulated in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in net income when incurred.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Inventories:

Inventories at September 30 consist of               1996              1994
 (in thousands):
                                              ------------------------------
Raw materials                                 $     49,617   $        34,703
Finished goods and work in process                   9,757             9,002
                                                 ----------        ----------
                                              $     59,374   $        43,705
                                                 ==========        ==========

3.  Investments in Unconsolidated Corporate Joint Ventures:

Mi-Tech Steel, Inc. owns and operates high-volume steel slitting facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed financial information of Mi-Tech Steel, Inc., a fifty percent owned corporate joint venture accounted for by the equity method follows (in thousands):

Balance Sheet:            September 30              1996              1995
     Assets:              ----------------------------------------------------
        Current assets                        $     36,943   $        28,803
        Other assets                                18,460            19,868

     Liabilities:
        Current liabilities                   $     26,035   $        10,071
        Non current liabilities                      9,442            22,019

Income Statement: Fiscal Years Ended September 30   1996              1995            1994
                  -------------------------------------------------------------------------
     Net sales                                $    94,992   $        88,204   $     68,319

     Net income                               $     3,345   $         2,828   $      2,874

The Company has various transactions with Mi-Tech Steel, Inc. Included in operating income of the Company are management and other fees and equity from the joint venture earnings totaling $2,248,000, $2,273,000 and $2,118,000 in 1996, 1995 and 1994, respectively. The Company is a guarantor on $6,250,000 of Mi-Tech bank borrowings. The Company's equity in undistributed net income of Mi-Tech Steel, Inc. was $5,963,000 at September 30,1996.

The Company maintains an investment of approximately $1,000,000, principally in preferred stock, of Processing Technology, Inc., a corporate joint venture accounted for by the cost method. The Company periodically evaluates the possible conversion of its preferred stock investment into common stock of Processing Technology, Inc. The Company's decision to convert its investment to common stock will be based upon the joint venture attaining certain financial criteria established by Steel Technologies. Upon conversion, the Company would be obligated to guarantee a proportionate share, currently approximating $9,500,000, of the joint venture's loan and lease commitments. The conversion is not expected to occur in the near term.

4.  Long-Term Debt:

Long-term debt at September 30 consists of the
  following (in thousands):                         1996                1995
------------------------------------------------------------------------------
Notes payable, unsecured, interest due
 semiannually at 8.52%                        $     40,000            $40,000
 Notes payable to bank, unsecured under current
 line of credit; interest rate at September
 30, 1996 was 6.84%                                 21,500       $      22,500
Variable rate industrial revenue development
 bonds payable in annual installments through
 November 1, 2014; interest rate at September
 30, 1996, was 4.10%                                 4,500               4,600
Mortgage notes payable in installments through
 2003; interest rates averaging 8.15%                1,600               1,900
All other debt                                          45                  30
                                                 ----------          ----------
                                                    67,645              69,030
Less amounts due within one year                       385                 385
                                                 ----------          ----------
                                              $     67,260   $          68,645
                                                 ==========          ==========

In April 1995, the Company entered into a $40,000,000 private note placement. Annual principal payments of $5,720,000 begin March 1, 1999 and continue through March 1, 2005.

In October 1996, the Company increased its unsecured bank line of credit to $55,000,000 from $40,000,000. The term on a $30,000,000 portion of the bank line of credit was extended through October 11, 1999. The remaining $25,000,000 portion of the bank line of credit is due in October 1997. Various options are available on the interest rate, none of which are greater than the bank's prime rate.

The aggregate amounts of all long-term debt to be repaid for the five years following September 30, 1996, are: 1997, $385,000; 1998, $370,000;
1999, $6,091,000; 2000, $27,591,000; and 2001, $6,091,000.  Provisions
contained in the Company's various debt agreements require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt. The Company estimates that the fair value of long-term debt approximates its carrying value.

5.  Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation as the plan requires the Company to match a certain portion of the employees' contribution. Total retirement plan expense was $470,000 in 1996, $482,000 in 1995 and $516,000 in 1994. The Company follows the policy of funding retirement plan contributions as accrued.

6.  Income Taxes:

Provision for income taxes consists of the following (in thousands):
                                        1996          1995            1994
                                      ----------    ----------       --------
Current:
  Federal                         $      3,974   $      1,586   $      4,361
  State and local                          865            287            945
                                     ----------     ----------       --------
                                         4,839          1,873          5,306
                                     ----------     ----------       --------
Deferred:
  Federal                                1,433          1,688            707
  State and local                          211            314             81
                                     ----------     ----------       --------
                                         1,644          2,002            788
                                     ----------     ----------       --------
                                  $      6,483   $      3,875   $      6,094
                                     ==========     ==========       ========

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                        1996                               1995
                                               Assets     Liabilities        Assets     Liabilities
                                         ---------------------------------  -------------------------------
Income tax effects at September 30:
  Accelerated depreciation               $             $      7,997                   $    5,861
  Inventory capitalization                      1,088                 $        676
  Provision for doubtful accounts                 340                          328
  Non deductible liabilities                      203                            1
  Other, net                                                    464                          330
                                            ---------     ---------       --------       -------
                                         $      1,631  $      8,461   $      1,005   $     6,191
                                            =========     =========       ========       =======

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory income tax rate before income taxes follows:

                                                1996         1995       1994
                                             ----------   ----------   -------
Provision at federal statutory rate              35.0 %      34.0 %     35.0 %
Increases (decreases) resulting from:
    State and local income taxes, net
    of federal income tax benefit                 4.1         3.5        4.1
  Equity in net income of unconsolidated
    corporate joint venture                      (2.6)       (3.4)      (2.4)
  Other                                          (0.8)        0.2        -
                                             ----------   ---------   --------
                                                 35.7 %      34.3 %     36.7 %
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

The following table summarizes the option plans:

                              Price Range               Number of Options
                               Per Share             1996    1995      1994
-------------------------------------------------------------------------------
  Exercised                  $  6.67-$ 6.87          8,973    1,000    20,610
  Granted                    $ 11.63-$12.79        110,000   61,500       -

At September 30,
  Outstanding                $  6.67-$12.79        627,625  535,325   498,825
  Exerciseable               $  6.67-$11.73        384,763  324,050   255,188


During October 1995, the Financial Accounting Standards Board issued SFAS No.123, "Accounting for Stock-Based Compensation". The Company will adopt this standard during 1997, electing the disclosure method of adoption.

                   REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
Steel Technologies Inc.

We have audited the accompanying consolidated balance sheets of Steel Technologies Inc. and subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Steel Technologies Inc. and subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.
    ------------------------
    Coopers & Lybrand L.L.P.


Louisville, Kentucky
November 7, 1996


[CAPTION]

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

               Years Ended September 30             1996                1995            1994          1993           1992
Income Statement Data                            ----------          ----------       --------       -------        -------
Sales                                         $    294,161     $       252,730     $  241,160     $ 198,157     $   154,417
Cost of goods sold                                 253,845             222,121        210,131       168,295         131,711
Gross profit                                        40,316              30,609         31,029        29,862          22,706
Selling, general and administrative expenses        18,811              16,185         14,544        14,044          12,630
Equity in net income (loss) of unconsolidated
   corporate joint venture                           1,672               1,414          1,437           934             306
Operating income                                    23,177              15,838         17,922        16,752          10,382
Income before income taxes                          18,169              11,298         16,606        15,849           9,512
Net income                                          11,686               7,423         10,512         9,946           6,012
Earnings per common share                     $        .98     $           .61     $      .87     $     .83     $       .50
Cash dividends per common share               $        .09     $           .08     $      .07     $    .053     $       .04
Weighted average number of common
   shares outstanding                               11,980              12,147         12,150        12,055          12,045


                September 30                        1996                1995            1994          1993           1992
Balance Sheet Data                               ----------          ----------       --------       -------        -------
Working capital                               $     65,265     $        53,385     $   70,511     $   50,134     $   32,275
Total assets                                       217,141             194,730        200,413        143,821        107,418
Long-term debt                                      67,260              68,645         60,805         30,006         15,626
Shareholders' equity                               101,361              92,997         87,638         77,964         67,793



SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Amounts in thousands, except per share data)

Fiscal Year 1996                                   First               Second          Third         Fourth

Sales                                          $    65,708     $        76,630     $   76,623     $  75,200
Gross profit                                         8,466              11,026         10,820        10,004
Net income                                           2,111               3,366          3,333         2,876
Earnings per common share                      $       .18     $           .28     $      .28     $     .24

Fiscal Year 1995                                   First               Second          Third         Fourth

Sales                                          $    64,245     $        71,496     $   60,153     $  56,836
Gross profit                                         7,822               9,686          7,464         5,637
Net income                                           2,024               2,663          2,062           674
Earnings per common share                      $       .17     $           .22     $      .17     $     .06





MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock trades on The Nasdaq Stock Market under the symbol STTX. At October 31, 1996, there were approximately 635 shareholders of record. The Company's current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high and low prices for the common stock for each quarter of fiscal 1996 and 1995. Nasdaq National Market System quotations are based on actual transactions.

                                               Stock Price
Fiscal Year 1996                         High             Low        Dividends

First Quarter                       $    10.500     $      6.250     $    0.04
Second Quarter                      $    12.500     $      8.625
Third Quarter                       $    15.875     $     11.500     $    0.05
Fourth Quarter                      $    15.500     $     10.250

Fiscal Year 1995                          High            Low        Dividends
First Quarter                       $    18.250     $    10.188      $    0.04
Second Quarter                      $    13.750     $    10.500
Third Quarter                       $    13.250     $     9.500      $    0.04
Fourth Quarter                      $    12.250     $     9.500
