Form 10-K405, Exhibit 13
period 1997-09-30
STEEL TECHNOLOGIES INC
filed 1997-12-22
CIK 771790

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


RESULTS OF OPERATIONS - FISCAL 1997 COMPARED TO FISCAL 1996


The Company recorded sales of $345,624,000 in fiscal 1997, an increase of 17% from 1996 sales of $294,161,000. The increase in revenues in fiscal 1997 benefited from the inclusion of $25,500,000 of revenues from Atlantic Coil Processing (ACP). Revenues from the other steel processing operations increased $26,000,000 or 9% from a year ago. The Company continues to focus significant resources on the automotive industry and to generate a major portion of business from selling to industrial customers manufacturing component parts for use in the automotive idustry. Demand in the automotive and other steel consuming markets was comparable throughout the fiscal year. The Company continues to increase its market share and to be successful in developing a substantial amount of new business with both existing and new customers. As a result of the ACP acquisition and market share gains, tons shipped in 1997 increased by 20% while average selling prices compared to fiscal 1996 declined approximately 3% from a year ago. The Company did experience softer sales in the fourth quarter as compared to fiscal 1996 fourth quarter. The Company attributed the softness to seasonal factors being more severe than anticipated as a result of a high number of model year changeovers with the Company's automotive customers. Additionally, inventory adjustments by parts manufacturers precipitated by labor disruptions early in the fiscal year with major automotive end-users slowed down the order growth from normal patterns.

The capital investments completed in recent years have added new capacity and increased the products and services offered by the Company. The most recent expansion of the Company's processing capabilities is the blanking lines added in November 1997 at the Eminence, Kentucky facility. The additional product offerings are allowing the Company to pursue significant new business opportunities and to further enhance its market share. The acquisition of ACP adds new capacity, geographic diversity and cut-to-length capabilities, which will further enhance the Company's position in the marketplace.

The gross profit margin decreased to 10.8% in 1997 compared to 13.7% in 1996 as a result of increases in the purchase price of raw materials from the primary steel mills. These purchase price increases were not fully offset with selling price increases to customers. During 1997, a number of steel mills experienced temporary production problems and work stoppages which negatively impacted the available supply of raw materials. The Company expects the raw material supply, especially in hot rolled steel, to improve as new steelmaking capacity and increased imports enter the market. The additional raw material supply is expected to alleviate the upward pressure on the price of flat rolled steel in fiscal 1998. However, should raw material prices increase, margins would be negatively impacted until corresponding selling price increases are passed along to customers. The gross margin is expected to be postively impacted by production cost efficiencies associated with the anticipated higher sales volumes. Additionally, the Company expects to increase the amount of higher margin toll processing revenue generated by the Company's pickling facility and blanking lines. Toll processing, primarily of customer-owned steel, generates higher gross margin percentages than the Company's traditional processing customers.

The Company continues to actively manage the level at which selling, general and administrative expenses are added to the cost structure. Sales increased 17% in fiscal 1997, while selling, general and administrative costs increased 6% from a year ago. Selling, general and administrative expenses were 5.8% and 6.4% of sales in 1997 and 1996, respectively.

The Company's equity in the net income of Mi-Tech Steel, Inc., its unconsolidated corporate joint venture, decreased slightly to $1,609,000 in 1997 from $1,672,000 in 1996. The equity income decrease is principally the result of lower steel margins which offset the higher sales levels achieved in 1997.

Interest expense increased to $5,673,000 in 1997 from $5,008,000 in 1996. The increase is the result of higher average borrowings used to finance the acquisition of ACP, capital additions and working capital needs of the Company in 1997.

The Company's effective income tax rate was 35.2% in 1997 compared to 35.7% in 1996. A higher percentage of the Company's overall earnings were generated by the Mi-Tech STeel joint venture which are not fully taxable to the Company.


Fiscal 1996 Compared to Fiscal 1995

The Company posted sales of $294,161,000 in fiscal 1996, an increase of 16% from 1995 sales of $252,730,000. Demand in the automotive markets improved throughout the fiscal year, yet automotive production remained slightly below the levels of the prior fiscal year. The Company continued to increase its market share and be successful in developing a substantial amount of new business with both existing customers and new accounts. As a result, tons shipped in 1996 increased by 24% while average selling prices declined by 8% from 1995.

The gross profit margin increased to 13.7% in 1996 compared to 12.1% in 1995. The gross profit margin in 1996 benefited from reductions in the purchase price of raw materials as a reult of a decline in the prevailing market price for flat rolled steel. The Company generated additional raw material cost reductions from the savings associated with pickling steel for internal use.
In addition, the gross margin was positively impacted by toll processing revenues from the Company's pickling facility which partially offset production cost increases associated with the new production capacity added in 1995.

Selling, general and adminstrative expenses remained at 6.4% of sales in 1996 and 1995. Overall, these expenses increased 16% in 1996, a rate comparable to the growth in sales but substantially lower than the 24% gain in tons shipped. A significant portion of the cost increase in 1996 was related to expenses associated with the new production capacity added in 1995.

The Company's equity in the net income of its unconsolidated corporate joint venture increased to $1,672,000 in 1996 from $1,414,000 in 1995. The equity income increase was principally the result of higher sales levels achieved by Mi-Tech Steel, Inc.

The Company recorded a charge of $601,000 in 1995 to account for the impact of the Mexican peso devaluation on dollar denominated borrowings provided to the Company's 80% owned Mexican subsidiary. These borrowings were capitalized as an additional equity contribution to the Mexican subsidiary in fiscal 1996 and were considered a part of the Company's long-term investment in the subsidiary. The impact of currency fluctuations relating to the equity contribution are now reflected as a component of shareholders' equity.

Interest expense increased to $5,008,000 in 1996 from $3,939,000 in 1995. The increase was the result of higher average borrowings used to finance the capital additional and working capital needs of the Company in 1996. Higher interest rates also contributed to the increase in the interest expense as well as lower levels of capitalized interest in 1996.

The Company's effective income tax rate was 35.7% in 1996 compared to 34.3% in 1995. The Company's earnings in 1996 were subject to higher statutory federal and state income tax rates than in the prior year. In addition a smaller percentage of the Company's overall earnings were generated by the Mi-Tech Steel joint venture which were not fully taxable to the Company.



Liquidity and Capital Resources

At September 30, 1997, the Company had $90,317,000 of working capital, maintained a current ratio of 3.3:1 and had total long-term debt at 48% of total capitalization. The Company continues to manage the levels of accounts receivable, inventories and other working capital items in relation to the trends in sales and the overall market. In fiscal 1997 accounts receivables, inventories and other working capital needs have increased to support the higher sales levels. These working capital items were financed primarily with borrowings from the Company's bank credit facility.

For 1998, the combination of the expected sales levels and increased availability of raw material will increase the inventory turnover, reducing the number of days carried in inventory. The Company expects the sales trend to remain strong during the 1998 fiscal year based on the current backlog and order activity. The working capital needs associated with the higher sales levels are anticipated to be funded with a combination of cash flows from operations and available borrowing capabilities.

The Company's capital expenditures for 1997 totaled $9,481,000 excluding amounts for acquisitions and investments in joint ventures. The Company has expanded its production and processing capacity over the last several years and expects capital additions for all facilities including Mexico to approximate $7,000,000 for 1998. The capital expenditures for 1997 were financed primarily with proceeds from long-term debt.

On April 1, 1997, the Company completed the purchase of 100% of the common stock of Atlantic Coil Processing, Inc. (ACP) for approximately $19,600,000 in cash, notes and assumption of liabilities. The Company financed the transaction by borrowing approximately $10,900,000 on the line of credit, issuing a $3,625,000 note payable to the former ACP shareholders and assuming $5,100,000 in liabilities of ACP.

Pursuant to a joint venture agreement, Steel Technologies has guaranteed $6,250,000 of the bank financing required for the working capital purposes of Mi-Tech Steel, Inc. Mi-Tech Steel had significant capital additions in 1997 to construct a pickling and slitting facility in Decatur, Alabama. To participate equally with its joint venture partner in the financing of this project, Steel Technologies contributed $5,000,000 of additional equity to the joint venture. Further equity contributions are not anticipated for the foreseeable future.

The Company believes that it has sufficient liquidity and available capital resources to meet its existing needs. In October 1997, the Company increased the limit on its unsecured bank line of credit to $80,000,000 from $55,000,000, The $25,000,000 increase brings the long-term portion, due in the year 2000, to $55,000,000. This additional availability along with funds generated from operations are expected to be sufficient to finance the capital expenditure plans as well as the working capital requirements of the fiscal year. At this time the Company has no known material obligations, commitments or demands which must be met beyond the next twelve months other than the ten year notes and the line of credit. The ten year notes do not require any principal payments until fiscal 1999 and the line of credit is expected to be renewed at the end of the term. The Company intends to use any additional funds for its growth, including strategic acquisitions and joint ventures, the construction of new plants and the investment in its production and processing capabilities. The form of such financing may vary depending upon the prevailing market and related conditions, and may include short or long-term borrowings or the issuance of debt or equity securities.

At September 30, 1997, the Company had $97,190,000 in long-term debt outstanding. Under its various debt agreements, the Company has agreed to maintain specified levels of working capital and net worth, maintain certain ratios and limit the addition of substantial debt. The Company is in compliance with all of its loan covenants, and none of these covenants would restrict the Company from completing currently planned capital expenditures.

The Company maintains an equity investment of approximately $6,700,000 in its 80% owned Mexican subsidiary. In fiscal 1998, the Company plans to invest approximately $2,700,000 in additional production equipment and expansion of the existing production facility in Mexico. The cumulative inflation rate in Mexico over the three year period ended December 31, 1996 was approximately 100%, resulting in the Mexican economy being considered hyper-inflationary for financial reporting. Accordingly, the Company now uses the monetary/non-monetary method of accounting. The impact on the Company's profitability is limited to the effect of currency fluctuations related to monetary assets, which approximates $1,700,000 at September 30, 1997. Due to the costs of hedging currency risks, the Company did not enter into any hedging arrangements.


The Company maintains an investment, principally in the preferred stock of Processing Technology, Inc., a corporate joint venture. The Company periodically evaluates the possible conversion of its preferred stock investment into common stock of Processing Technology, Inc. The Company's decision to convert its investment to common stock will be based upon the joint venture attaining certain financial criteria established by Steel Technologies.
Upon conversion, the Company would be obligated to guarantee a proportionate share, currently approximating $9,200,000 of the joint venture's loan and lease commitments. The conversion is not expected to occur in the near term.

The Company believes its manufacturing facilties are in compliance with applicable federal and state environmental regulations. The Company is not presently aware of any fact or circumstance which would require the expenditure of material amounts for environmental compliance in the future.



                  STEEL TECHNOLOGIES INC.
                 CONSOLIDATED BALANCE SHEETS
                   (Dollars in thousands)

                   September 30                     1997                1996
-------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                   $      3,467       $       4,218
  Trade accounts receivable, less allowance for
    doubtful accounts; 1997, $929; 1996, $875       43,110              39,732
  Inventories                                       81,086              59,374
  Deferred income taxes                              1,714               1,631
  Prepaid expenses and other assets                    896                 369
                                                 ----------          ----------
         Total current assets                      130,273             105,324
                                                 ----------          ----------
Property, plant and equipment, at cost:
  Land and improvements                              5,309               5,233
  Buildings and improvements                        42,217              41,284
  Machinery and equipment                           98,620              89,472
  Construction in progress                           7,054               1,984
                                                 ----------          ----------
                                                   153,200             137,973
  Less accumulated depreciation and
  amortization                                      49,404              37,956
                                                 ----------          ----------
                                                   103,796             100,017
                                                 ----------          ----------
Investments in corporate joint ventures             17,626              11,016
                                                 ----------          ----------
Goodwill, net of amortization: 1997, $254;
             1996, $118                              5,147                 142
                                                 ----------          ----------

Other assets                                           668                 642
                                                 ----------          ----------
                                              $    257,510       $     217,141
                                                 ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                            $     32,605       $      34,528
  Accrued liabilities                                5,156               5,146
  Long-term debt due within one year                 2,195                 385
                                                 ----------          ----------
          Total current liabilities                 39,956              40,059
                                                 ----------          ----------
Long-term debt                                      97,190              67,260
                                                 ----------          ----------
Deferred income taxes                               11,535               8,461
                                                 ----------          ----------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value; authorized            -                   -
    shares: 500,000; none outstanding
  Common stock, no par value; authorized shares:
    20,000,000; issued and outstanding shares:
    11,994,760 in 1997 and 11,962,238 in 1996       16,893              16,662
  Additional paid-in capital                         4,909               4,909
  Retained earnings                                 88,467              81,161
  Foreign currency translation adjustment           (1,440)             (1,371)
                                                 ----------          ----------
                                                   108,829             101,361
                                                 ----------          ----------
                                              $    257,510       $     217,141
                                                 ==========          ==========

The accompanying notes are an integral part of the consolidated financial statements.
[CAPTION]

                        STEEL TECHNOLOGIES INC.
                  CONSOLIDATED STATEMENTS OF INCOME
               (Amounts in thousands, except per share)


    For the Years Ended September 30      1997            1996           1995
----------------------------------------------------------------------------------------------
Sales                                 $  345,624     $   294,161     $  252,730

Cost of goods sold                       308,448         253,845        222,121
                                      ----------      ----------       --------
     Gross profit                         37,176          40,316         30,609

Selling, general and administrative
 expenses                                 19,989          18,811         16,185

Equity in net income of unconsolidated
 corporate joint venture                   1,609           1,672          1,414
                                      ----------      ----------       --------
     Operating income                     18,796          23,177         15,838

Interest expense                           5,673           5,008          3,939
Foreign currency exchange loss               -                -             601
                                      ----------      ----------       --------
     Income before income taxes           13,123          18,169         11,298

Provision for income taxes                 4,621           6,483          3,875
                                      ----------      ----------       --------
     Net income                       $    8,502     $    11,686     $    7,423
                                      ==========      ==========       ========
Weighted average number of common
 shares outstanding                       11,976          11,980         12,147
                                      ==========      ==========       ========

Earnings per common share             $     0.71     $      0.98     $     0.61
                                      ==========      ==========       ========


The accompanying notes are an integral part of the consolidated financial statements.


[CAPTION]
                      STEEL TECHNOLOGIES INC.
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (Amounts in thousands, except per share)

        For the Years Ended September 30, 1997, 1996 and 1995

                                                                                                         Foreign
                                                                               Additional                Currency
                                                     Common Stock              Paid-In      Retained     Translation
                                                Shares         Amount          Capital      Earnings     Adjustment Total
---------------------------------------------------------------------------------------------------------------------------
Balances, October 1, 1994                        12,157     $    18,625     $    4,909    $   64,104              $ 87,638

Net income                                                                                     7,423                 7,423

Net issuance of common stock under incentive
    stock option plan                                 1               7                                                  7

Cash dividends on common stock ($.08 per share)                                                 (973)                 (973)

Purchase and retirement of common stock             (41)           (418)                                              (418)

Foreign currency translation adjustment                                                                  $  (680)     (680)

                                                 ------          ------          -----        ------      -------  -------
Balances, September 30, 1995                     12,117          18,214          4,909        70,554        (680)   92,997

Net income                                                                                    11,686                11,686

Net issuance of common stock under incentive
  stock option plan                                   9              18                                                 18

Cash dividends on common stock ($.09 per share)                                               (1,079)               (1,079)
Purchase and retirement of common stock            (164)         (1,570)                                            (1,570)
Foreign currency translation adjustment                                                                  $  (691)     (691)
                                              ----------      ----------       --------       -------     -------    ------
Balances, September 30, 1996                     11,962          16,662          4,909        81,161      (1,371)  101,361
Net income                                                                                     8,502                 8,502

Net issuance of common stock under incentive
 stock option plan                                   33             231                                                231

Cash dividends on common stock ($.10 per share)                                               (1,196)               (1,196)
Foreign currency translation adjustment                                                                  $  (69)       (69)
                                              ----------      ----------       --------       -------    -------   --------
Balances, September 30, 1997                     11,995    $     16,893    $     4,909      $ 88,467    $(1,440)  $108,829
                                              ==========      ==========       ========       =======     ======   =======




The accompanying notes are an integral part of the consolidated financial statements.
[CAPTION]
                         STEEL TECHNOLOGIES INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (Dollars in thousands)

                For the Years Ended September 30               1997              1996           1995
-----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net income                                          $          8,502     $     11,686     $  7,423
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
    Depreciation                                              10,364            9,484        7,108
    Amortization                                                 136               51           49
    Deferred income taxes                                      1,637            1,644        2,002
    Equity in net income of unconsolidated corporate
      joint venture                                           (1,609)          (1,672)      (1,414)
    Loss (gain) on sale of assets                                  4             (475)        (293)
    Increase (decrease) in cash resulting from changes in:
      Trade accounts receivable                                  610           (8,499)       3,036
      Inventories                                            (15,123)         (15,770)      36,652
      Prepaid expenses and other assets                       (1,141)           1,420       (1,333)
      Accounts payable                                        (5,816)          11,018      (19,836)
      Accrued liabilities                                       (125)           2,440         (178)
                                                           ----------          -------      -------
Net cash (used in) provided by operating activities           (2,561)          11,327       33,216
                                                           ----------          -------      -------
Cash Flows From Investing Activities:
  Purchases of property, plant and equipment                  (9,481)          (6,473)      (37,914)
  Proceeds from sale of property, plant and equipment              7              737           582
  Acquisition, net of cash acquired                          (10,860)             -              -
  Investment in unconsolidated joint venture                  (5,000)             -              -
                                                           ----------          -------       -------
Net cash used in investing activities                        (25,334)          (5,736)      (37,332)
                                                           ----------          -------       -------
Cash Flows From Financing Activities:
  Proceeds from long-term debt                                28,500            6,014        71,005
  Principal payments on long-term debt                          (385)          (7,399)      (63,590)
  Cash dividends on common stock                              (1,196)          (1,079)         (973)
  Net issuance of common stock under incentive
   stock option plan                                             231               18             7
  Repurchase of common stock                                       -           (1,570)         (418)
                                                           ----------          -------      --------
Net cash provided by (used in) financing activities           27,150           (4,016)        6,031
                                                           ----------          -------       -------
Effect of exchange rate changes on cash                           (6)             (55)         (225)
                                                           ----------          -------       -------
Net (decrease) increase in cash and cash equivalents            (751)           1,520         1,690

Cash and cash equivalents, beginning of year                   4,218            2,698         1,008
                                                           ----------          -------       -------
Cash and cash equivalents, end of year              $          3,467     $      4,218     $   2,698
                                                           ==========          =======       =======

Supplemental Cash Flow Disclosures:

Cash payments for interest                          $          5,652     $      5,143     $   5,038
                                                           ==========          =======       =======
Cash payments for income taxes                      $          3,693     $      3,245     $   2,471
                                                           ==========          =======       =======


Supplemental Schedule of Noncash Investing and
     Financing Activities:

Fair value of assets acquired, net of cash acquired
     of $8                                          $         19,600
Liabilities assumed                                            8,740
                                                            --------
Net cash paid                                       $         10,860
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

Depreciation and Amortization: Depreciation is computed by the straight-line method with the following estimated useful lives:

            Buildings and improvements            20-45 years
            Machinery and equipment                3-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $202,000, $122,000 and $1,293,000 were capitalized in 1997, 1996 and 1995, respectively.

Revenue Recognition:  The Company recognizes revenue when goods are shipped.

Earnings Per Common Share: Earnings per common share are based on the weighted average number of common shares outstanding during each period. Common stock options are not included in earnings per share computations since their effect is not significant.

Foreign Currency Translation: Prior to January 1, 1997, the assets and liabilities of the Mexican subsidiary were translated into U.S. dollars at the year-end rate of exchange and revenues and expenses were translated at average rates of exchange in effect during the period. Resulting translation adjustments were accumulated in a separate component of shareholders' equity. Foreign currency transaction gains and losses were included in net income when incurred. Effective January 1, 1997, the Company changed to the monetary/non-monetary method of accounting for foreign currency translation as the Mexican economy is now considered hyper-inflationary for financial reporting. This method requires non-monetary assets and liabilities to be translated at historical rates of exchange and the functional currency to be U.S. dollars.

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

Reclassifications: Certain reclassifications have been made to previously issued financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  ACQUISITIONS:

On April 1, 1997, the Company completed the purchase of 100% of the common stock of Atlantic Coil Processing, Inc. (ACP) for approximately $19,600,000 in cash, notes and assumption of liabilities. The Company financed the transaction by borrowing approximately $10,900,000 on the line of credit, issuing a $3,625,000 note payable to the former ACP shareholders and assuming $5,100,000 in liabilities of ACP.


3.  INVENTORIES:

Inventories at September 30 consist of               1997              1996
 (in thousands):
                                              ------------------------------
Raw materials                                 $     67,463   $        49,617
Finished goods and work in process                  13,623             9,757
                                                 ----------        ----------
                                              $     81,086   $        59,374
                                                 ==========        ==========

4.  INVESTMENTS IN UNCONSOLIDATED CORPORATE JOINT VENTURES:

Mi-Tech Steel, Inc. owns and operates high-volume steel slitting facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed financial information of Mi-Tech Steel, Inc., a fifty percent owned corporate joint venture accounted for by the equity method follows (in thousands):

Balance Sheet:            September 30              1997              1996
     Assets:              ----------------------------------------------------
        Current assets                        $     45,922   $        36,943
        Other assets                                39,329            18,460

     Liabilities:
        Current liabilities                   $     50,862   $        26,035
        Non current liabilities                      1,244             9,442

Income Statement: Fiscal Years Ended September 30   1997              1996            1995
                  -------------------------------------------------------------------------
     Net sales                                $   109,482   $        94,992   $     88,204

     Net income                               $     3,219   $         3,345   $      2,828

The Company has various transactions with Mi-Tech Steel, Inc. Included in operating income of the Company are management and other fees and equity from the joint venture earnings totaling $2,970,000, $2,248,000 and $2,273,000 in 1997, 1996 and 1995, respectively. The Company is a guarantor on $6,250,000 of Mi-Tech bank borrowings. The borrowings, due in October 1998, consist of notes payable bearing variable rates of interest, which at September 30, 1997 was 7.02%. The Company's equity in undistributed net income of Mi-Tech Steel, Inc. was $7,573,000 at September 30, 1997. During 1997, the Company made an additional capital contribution of $5,000,000 to the joint venture.

The Company maintains an investment of approximately $1,000,000, principally in preferred stock, of Processing Technology, Inc., a corporate joint venture accounted for by the cost method. The Company periodically evaluates the possible conversion of its preferred stock investment into common stock of Processing Technology, Inc. The Company's decision to convert its investment to common stock will be based upon the joint venture attaining certain financial criteria established by Steel Technologies. Upon conversion, the Company would be obligated to guarantee a proportionate share, currently approximating $9,200,000, of the joint venture's loan and lease commitments. The conversion is not expected to occur in the near term.

5.  Long-Term Debt:

Long-term debt at September 30 consists of the
  following (in thousands):                         1997                1996
------------------------------------------------------------------------------
Notes payable, unsecured, interest due
 monthly at 8.52%                             $     40,000             $40,000
Notes payable to bank, unsecured under current
 line of credit; interest rates at September
 30, 1997 were 6.91% and 6.94%                      50,000       $      21,500
Variable rate industrial revenue development
 bonds payable in annual installments through
 November 1, 2014; interest rate at September
 30, 1997, was 4.25%                                 4,400               4,500
Notes payable at 7.00%, unsecured, payable in
 annual installments through April 1, 1999           3,625                   -
Mortgage notes payable in installments through
 2003; interest rates averaging 8.15%                1,333               1,600
All other debt                                          27                  45
                                                 ----------          ----------
                                                    99,385              67,645
Less amounts due within one year                     2,195                 385
                                                 ----------          ----------
                                              $     97,190   $          67,260
                                                 ==========          ==========

In April 1995, the Company entered into a $40,000,000 private note placement. Annual principal payments of $5,720,000 begin March 1, 1999 and continue through March 1, 2005.

In October 1997, the Company increased its unsecured bank line of credit to $80,000,000 from $55,000,000. The term on the $25,000,000 portion of the bank line of credit was extended through October 12, 1998. The remaining $55,000,000 portion of the bank line of credit is due on October 11, 2000. Various options are available on the interest rate, none of which are greater than the bank's prime rate.

The aggregate amounts of all long-term debt to be repaid for the five years following September 30, 1997, are: 1998, $2,195,000; 1999, $27,916,000;
2000, $6,091,000; 2001, $36,091,000; and 2002, $6,092,000.  Provisions
contained in the Company's various debt agreements require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt. The Company estimates that the fair value of all debt approximates $99,085,000 at September 30, 1997. The fair value of the Company's debt is estimated based on quoted market rates or current rates offered to the Company on comparable remaining maturities.


6.  Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation as the plan requires the Company to match a certain portion of the employees' contribution. Total retirement plan expense was $513,000 in 1997, $470,000 in 1996 and $482,000 in 1995. The Company follows the policy of funding retirement plan contributions as accrued.

6.  Income Taxes:

Provision for income taxes consists of the following (in thousands):
                                        1997          1996            1995
                                      ----------    ----------       --------
Current:
  Federal                         $      2,311   $      3,974   $      1,586
  State and local                          673            865            287
                                     ----------     ----------       --------
                                         2,984          4,839          1,873
                                     ----------     ----------       --------
Deferred:
  Federal                                1,481          1,433          1,688
  State and local                          156            211            314
                                     ----------     ----------       --------
                                         1,637          1,644          2,002
                                     ----------     ----------       --------
                                  $      4,621   $      6,483   $      3,875
                                     ==========     ==========       ========

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                        1997                        1996
                                               Assets     Liabilities        Assets     Liabilities
                                         ---------------------------------  -------------------------------
Income tax effects at September 30:
  Accelerated depreciation               $             $     10,349                   $    7,997
  Inventory capitalization                      1,099                 $      1,088
  Provision for doubtful accounts                 354                          340
  Non deductible liabilities                      261                          203
  Other, net                                                  1,186                          464
                                            ---------     ---------       --------       -------
                                         $      1,714  $     11,535   $      1,631   $     8,461
                                            =========     =========       ========       =======

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory income tax rate before income taxes follows:

                                                1997         1996       1995
                                             ----------   ----------   -------
Provision at federal statutory rate              34.0 %      35.0 %     34.0 %
Increases (decreases) resulting from:
    State and local income taxes, net
    of federal income tax benefit                 4.7         4.1        3.5
  Equity in net income of unconsolidated
    corporate joint venture                      (3.7)       (2.6)      (3.4)
  Other                                           0.2        (0.8)       0.2
                                             ----------   ---------   --------
                                                 35.2 %      35.7 %     34.3 %
                                             ==========   =========   ========

8.  Stock Option Plans:

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee. Generally, options are exerciseable at the rate of 20% a year beginning one year from date of grant and expire ten years from the date of grant.

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Generally, the exercise price of options awarded under these plans has been equal to the fair market value of the underlying common stock on the date of grant. Accordingly, no compensation cost has been recognized for stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," net income and earnings per share would have been reduced to the pro forma amounts indicated below:


(Amounts in thousands except per share data)         1997    1996
-------------------------------------------------------------------
  Net income-as reported                           $ 8,502  $11,686
  Net income-pro forma                             $ 8,397   11,575
-------------------------------------------------------------------
  Earnings per share-as reported                   $   .71  $   .98
  Earnings per share-pro forma                     $   .70  $   .97


The pro forma effects on net income for 1997 and 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996. The fair value of options granted during 1997 and 1996 is $5.90 and $4.65 per share, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                    1997         1996
----------------------------------------------------------------------
Expected dividend yield                              .8%           .7%
Expected stock price volatility                    42.4%         45.9%
Weighted average risk-free interest rate            6.5%          5.2%
Expected life of options (years)                    7.0           4.0
-----------------------------------------------------------------------

The summary of the status of the Company's stock incentive plans as of September 30, 1997, 1996 and 1995 and changes during the years then ended are presented below:


                                     Shares Under      Range of Option       Weighted Average
                                         Plan          Prices Per Share       Exercise Price
----------------------------------------------------------------------------------------------
Balance, September 30, 1994             498,825
Granted                                  61,500
Exercised                                (1,000)
Canceled                                (24,000)
----------------------------------------------------------------------------------------------
Balance, Setpember 30, 1995             535,325          $ 6.67 - $11.73         $ 9.95
Granted                                 110,000           11.63 -  12.79          11.84
Exercised                               (17,700)           6.67 -   6.87           6.84
----------------------------------------------------------------------------------------------
Balance, September 30, 1996             627,625            6.67 -  12.79          10.37
Granted                                   5,000                11.63              11.63
Exercised                              (103,725)           6.67 -  10.67           9.88
Canceled                                (14,650)          10.00 -  11.00          10.21
----------------------------------------------------------------------------------------------
Balance, September 30, 1997             514,250          $ 6.67 -  12.79         $10.49
==============================================================================================

At September 30, 1997 and 1996, optins for 352,950 and 384,763 were exercisable, respectively. The following table summarizes information about stock options outstanding at September 30, 1997:

                                         Options Outstanding:                    Options Exercisable:
                           ---------------------------------------------       ----------------------
                                                Weighted        Weighted
                              Number             Average         Average        Number       Weighted
Range of                    Outstanding        Remaining         Exercise      Exercisable   Exercise
Exercise Prices              at 9/30/97      Contracted Life      Price         at 9/30/97     Price
------------------------------------------------------------------------------------------------------
$ 6.67 - $10.08               117,500           2.4 years         $ 8.06         117,500      $ 8.06
$10.09 - $12.79               396,750           5.3 years         $11.20         235,450      $11.07
------------------------------------------------------------------------------------------------------
$ 6.67 - $12.79               514,250           4.7 years         $10.49         352,950      $10.07
======================================================================================================

At September 30, 1997 and 1996, shares available for granting of stock options under the Company's stock option plans were 285,000 and 290,000 shares, respectively. All unexercised options expire not later than the year 2007.

9. IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS:

In February 1997, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 is effective for financial statements issued for periods ended after December 15, 1997. The Company does not expect adoption of this statement will have material impact on its financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires companies to classify items defined as "other comprehensive income" by their nature in a financial statement, and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The adoption of SFAS No. 130 will not have a material impact on our consolidated financial statements.


                   REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
Steel Technologies Inc.

We have audited the accompanying consolidated balance sheets of Steel Technologies Inc. and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Steel Technologies Inc. and subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.
    ------------------------
    Coopers & Lybrand L.L.P.


Louisville, Kentucky
October 24, 1997


[CAPTION]

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

               Years Ended September 30             1997                1996            1995          1994           1993
Income Statement Data                            ----------          ----------       --------       -------        -------
---------------------------------------------------------------------------------------------------------------------------
Sales                                         $    345,624     $       294,161     $  252,730     $ 241,160     $   198,157
Cost of goods sold                                 308,448             253,845        222,121       210,131         168,295
Gross profit                                        37,176              40,316         30,609        31,029          29,862
Selling, general and administrative expenses        19,989              18,811         16,185        14,544          14,044
Equity in net income of unconsolidated
   corporate joint venture                           1,609               1,672          1,414         1,437             934
Operating income                                    18,796              23,177         15,838        17,922          16,752
Income before income taxes                          13,123              18,169         11,298        16,606          15,849
Net income                                           8,502              11,686          7,423        10,512           9,946
Earnings per common share                     $        .71     $           .98     $      .61     $     .87     $       .83
Cash dividends per common share               $        .10     $           .09     $      .08     $     .07     $      .053
Weighted average number of common
   shares outstanding                               11,976              11,980         12,147        12,150          12,055


                September 30                        1997                1996            1995          1994           1993
Balance Sheet Data                               ----------          ----------       --------       -------        -------
---------------------------------------------------------------------------------------------------------------------------
Working capital                               $     90,317     $        65,265     $   53,385     $   70,511     $   50,134
Net fixed assets                                   103,796             100,017        103,846         73,329         54,218
Total assets                                       257,510             217,141        194,730        200,413        143,821
Long-term debt                                      97,190              67,260         68,645         60,805         30,006
Shareholders' equity                               108,829             101,361         92,997         87,638         77,964


               Years Ended September 30             1997                1996            1995           1994           1993
Other Financial Data                             ----------           ----------      ---------      --------       --------
----------------------------------------------------------------------------------------------------------------------------
Capital expenditures, including acquisitions
   and investments in joint ventures          $     25,341     $         6,473     $   37,914     $   24,481     $    11,470
Shareholders' equity per common share                 9.07                8.47           7.67           7.21            6.42
Depreciation and amortization                       10,500               9,535          7,157          5,030           4,397




QUARTERLY FINANCIAL DATA (Unaudited)

(Amounts in thousands, except per share data)

Fiscal Year 1997                                   First               Second          Third         Fourth

Sales                                          $    78,030     $        79,799     $  101,082     $  86,713
Gross profit                                         9,404               8,271         10,840         8,661
Net income                                           2,463               1,736          2,764         1,539
Earnings per common share                      $       .21     $           .15     $      .23     $     .13

Fiscal Year 1996                                   First               Second          Third         Fourth

Sales                                          $    65,708     $        76,630     $   76,623     $  75,200
Gross profit                                         8,466              11,026         10,820        10,004
Net income                                           2,111               3,366          3,333         2,876
Earnings per common share                      $       .18     $           .28     $      .28     $     .24





MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock trades on The Nasdaq Stock Market under the symbol STTX. At October 31, 1997, there were approximately 593 shareholders of record. The Company's current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high and low prices for the common stock for each quarter of fiscal 1997 and 1996. Nasdaq National Market System quotations are based on actual transactions.

                                               Stock Price
Fiscal Year 1997                         High             Low        Dividends

First Quarter                       $    13.625     $     12.125     $    0.05
Second Quarter                      $    13.625     $     10.250
Third Quarter                       $    12.000     $      9.250     $    0.05
Fourth Quarter                      $    13.500     $     10.563

                                               Stock Price
Fiscal Year 1996                         High             Low        Dividends

First Quarter                       $    10.500     $      6.250     $    0.04
Second Quarter                      $    12.500     $      8.625
Third Quarter                       $    15.875     $     11.500     $    0.05
Fourth Quarter                      $    15.500     $     10.250
